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                                                                     EXHIBIT 4.3

                               DONLAR CORPORATION


March 18, 2002

CONFIDENTIAL

Willis Stein & Partners, L.P.
227 West Monroe
Suite 4300
Chicago, IL  60606

Star Polymers, L.L.C.
227 West Monroe
Suite 4300
Chicago, IL  60606

Dear Sirs:

         This letter agreement (this "Letter Agreement") sets forth certain understandings between Willis Stein & Partners, L.P. ("Willis Stein") and Star Polymers, L.L.C. ("Star," together with Willis Stein are sometimes referred to as the "Willis Stein Group"), and Donlar Corporation, an Illinois corporation ("Donlar"), regarding a Bridge Facility to be provided to Donlar and its subsidiary, Donlar Biosyntrex Corporation, a Nevada corporation ("Biosyntrex") (Donlar and Biosyntrex are referred to collectively in this Letter Agreement as the "Company"), by Tennessee Farmers Insurance Company or one of its affiliates ("Tennessee Farmers").

         Attached to this Letter Agreement as Schedule A is the form of the Bridge and Consolidated Term Loan Agreement (the "Loan Agreement") among Donlar, Biosyntrex and Tennessee Farmers, which sets forth (i) the material terms and conditions of the Bridge Facility, (ii) the restructuring of other indebtedness of the Company to Tennessee Farmers, (iii) the restructuring of other indebtedness of the Company, including indebtedness owed by the Company to the Willis Stein Group and (iv) Tennessee Farmer's agreement to a merger (the "Merger") of Donlar and Biosyntrex subject to certain conditions and on the terms as set forth on Schedule F. Attached to this Letter Agreement as Schedule B is a list of the indebtedness of the Company to the Willis Stein Group (the "Willis Stein Indebtedness").

         Section 6.3 of the Loan Agreement contains the conditions to the initial extension of credit under the Bridge Facility, including the agreement of the Willis Stein Group to the following (capitalized terms have the same meaning as in the Loan Agreement):

             A. exchange all the equity securities of the Company the Willis
                Stein Group holds as of the date hereof into shares of common stock of Donlar;

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             B. convert the Willis Stein Indebtedness into new senior
                convertible preferred stock; and

             C. execute a subordination agreement acceptable to the lenders under the Bridge Facility.

         In order to facilitate the completion of the Bridge Facility and the Merger, and subject to the completion of the definitive documentation for the foregoing transactions and, in the case of paragraphs 1, 2 and 4, the Conditions for Conversion (defined below) being satisfied, the Willis Stein Group agrees to:

             1. The conversion of the Willis Stein Indebtedness into shares of new convertible senior preferred stock (the "Senior Preferred") containing the terms attached hereto as Schedule C and having a stated liquidation value of $9 million dollars, which shares will be convertible into 13,235,294 shares of the Company's common stock and will represent 14.14% of the total outstanding equity of the Company on a fully diluted basis.

             2. The exchange of all the equity securities of the Company the
                Willis Stein Group holds into one (1) million shares of common stock, which shares will represent 1.07% of the total outstanding equity of the Company on a fully diluted basis.

             3. Execute the Subordination Agreement in the form of Schedule H.

             4. Vote any shares of voting securities of the Company owned by the
                Willis Stein Group in favor of the Merger.

             5. Subject to the terms and conditions contained herein, execute and deliver such further instruments, certificates or documents and take such further action as may be reasonably necessary to more fully carry out the intent and the purposes of paragraphs 1 and 2.

             6. Acknowledge that Tennessee Farmers is an express third party beneficiary of this Letter Agreement and shall have all of the claims, rights, powers and remedies of such a third party beneficiary to the maximum extent permitted under applicable law.

         The obligations of the Willis Stein Group set forth in paragraphs 1, 2 and 4 above are subject to the following conditions ("Conditions for Conversion") being met:

                (i) the amendment to the Company's Certificate of Incorporation (the "Amendment") shall contain the terms of the Senior Preferred described in Schedule C and no other terms that are inconsistent with those set forth on Schedule C, or otherwise detrimental to the holders of Senior Preferred;

                (ii) the Company shall have received all requisite consents and approvals to the transactions described herein, including receiving approval from its

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                       board of directors and shareholders for filing the
                       Amendment; and the Company shall have duly executed and filed with the Secretary of State of Illinois the Amendment; and such Amendment shall be in full force and effect at the time of conversion;

                (iii) any and all indebtedness owing to, and all equity of, Dr. Gale Martin shall have been exchanged for: (a) shares of Senior Preferred having a stated liquidation value of nine (9) million dollars, which shares shall be convertible into for 13,235,294 shares of common stock;
                       (b) five (5) million shares of common stock (the "Common Stock"); and (c) a warrant for an additional three (3) million shares of common stock (the "Warrant"). The Senior Preferred, Common Stock and Warrant issued to Dr. Gale Martin will represent 22.68% of the total outstanding equity of the Company on a fully diluted basis;

                (iv) the Company and Tennessee Farmers shall have executed definitive documents which are consistent with the Loan Agreement set forth in Schedule A hereto and Tennessee Farmers has committed to lend approximately $2,127,000 to the Company in accordance therewith;

                (v) Donlar, Biosyntrex and Tennessee Farmers enter into an agreement regarding the restructuring of the Company consistent with the terms set forth in Schedule F hereto;

                (vi) the 1998 and 2000 notes set forth on Schedule G shall be simultaneously exchanged for shares of Senior Preferred having a stated liquidation value of $1,905,500 which shares will be convertible into 2,802,206 shares of common stock;

                (vii) the capitalization of the Company on a fully diluted basis immediately prior to the Merger is as set forth on Schedule D and the capitalization of the Company on a fully diluted basis upon consummation of the Merger shall be as set forth on Schedule E; and

                (viii) the Company shall have represented and warranted to the
                       Willis Stein Group that all of the Conditions for Conversion have been satisfied.

         If the foregoing is in accordance with your understanding of our agreement, please sign where indicated below and deliver a copy of this Letter Agreement as provided for herein, whereupon this Letter Agreement shall represent a binding agreement between us and shall be governed by the internal laws of the State of Illinois.

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                                         Very truly yours,

                                         DONLAR CORPORATION

                                         By: /s/ Larry P. Koskan
                                            ---------------------------------
                                               Name:  Larry Koskan
                                               Title: President and CEO



Accepted and agreed to as of
the date first above written:

WILLIS STEIN & PARTNERS, L.P.

By: /s/ Authorized Signature
   ---------------------------------
      Name:
      Title:

STAR POLYMERS, L.L.C.


By: /s/ Authorized Signature
   ---------------------------------
      Name:
      Title: